Special Shareholder Meeting Results:

The Fund held a special meeting of shareholders on April 14, 2009 to approve the reorganization of the Allianz Global Investors Multi-Style Fund, a series of Allianz Funds, with and into the Allianz Global Investors Solutions Core Allocation Fund, a series of Allianz Funds Multi-Strategy Trust.

Shareholders voted as indicated below:

Proposal:

To approve an
Agreement and
Plan of Reorganization

  For	        %	 Against      %	       Abstain      %	   NonVote
___________________________________________________________________________
10,515,629    90.57%	 467,018     4.02% 	627,442    5.40%     NA